

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 2, 2024

Clifford Starke
Chief Executive Officer
Flora Growth Corp.
3230 W. Commercial Boulevard, Suite 180
Fort Lauderdale, Florida 33309

> **Re: Flora Growth Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed May 31, 2024**
> **File No. 001-40397**

Dear Clifford Starke:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:     Richard Raymer